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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on December 23, 2003

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SATCON TECHNOLOGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-2857552 (I.R.S. Employer Identification No.)

161 First Street
Cambridge, Massachusetts 02142-1221
(617) 661-0540
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David B. Eisenhaure
President and Chief Executive Officer
SatCon Technology Corporation
161 First Street
Cambridge, Massachusetts 02142-1221
(617) 661-0540

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan Bell, Esq.
Greenberg Traurig LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 310-6038
Telecopy: (617) 310-6001

Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.01 par value per share	6,677,663(2)	$2.29(3)	$15,291,848.27(3)	$1,237.11

(1)
This registration statement also relates to an indeterminate number of shares of the Registrant's common stock that may be issued upon stock splits, stock dividends or similar transactions in accordance with Rule 416 under the Securities Act of 1933, as amended (the "Securities Act").
(2)
Includes (i) 3,070,000 shares of common stock issuable upon conversion of the Series B Preferred Stock, (ii) 1,864,907 shares of common stock issuable upon exercise of warrants, (iii) 130,450 shares issued upon exercise of placement agent warrants, (iv) 76,054 shares of common stock issued as payment for the first six-months dividend on the Series B Preferred Stock, (v) an estimated 1,018,225 shares of common stock potentially issuable as payment for subsequent dividends on the Series B Preferred Stock through October 31, 2008, (vi) 428,027 shares of common stock issued in connection with the Registrant's February 2003 financing transaction and (vii) 90,000 shares of common stock to be issued in connection with a consulting arrangement.
(3)
Estimated solely for the purpose of calculating the registration fee, and based upon the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq National Market on December 19, 2003 in accordance with Rules 457(c) under the Securities Act.

        The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated December 23, 2003

PROSPECTUS

SATCON TECHNOLOGY CORPORATION

6,677,663 SHARES OF COMMON STOCK

        This prospectus relates to the offer and sale by the selling stockholders identified in this prospectus, and any of their pledgees, donees, transferees or other successors in interest, of up to an aggregate of 6,677,663 shares of the common stock, $0.01 par value per share, of SatCon Technology Corporation. We are filing the registration statement of which this prospectus is a part at this time primarily to fulfill contractual obligations to do so, which we undertook at the time of the original issuance of the Series B Preferred Stock and the related warrants. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

        We have agreed to pay certain expenses in connection with the registration of the shares and to indemnify most of the selling stockholders against certain liabilities. The selling stockholders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the shares.

        The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

        Our common stock is traded on the Nasdaq National Market under the symbol "SATC." On December 19, 2003, the closing sale price of the common stock on Nasdaq was $2.32 per share. We urge you to obtain current market quotations for our common stock.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                            , 2004

        Our executive offices are located at 161 First Street, Cambridge, Massachusetts 02142, our telephone number is (617) 661-0540 and our Internet address is www.satcon.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to "SatCon," "we," "us," and "our" refer to SatCon Technology Corporation and its subsidiaries.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY

        This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

SatCon Technology Corporation

        We design, develop and manufacture efficient high power electronics and standard and custom machines that convert, store and manage electricity for customers that require reliable, "always-on," electric power. We also design, develop and manufacture highly reliable electronics and controls for government and military applications. Our specialty motors are typically designed and manufactured for customers that purchase small efficient motors requiring high power relative to the size of the motor.

The Offering

Common stock offered by selling stockholders	6,677,663 shares
Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.
Nasdaq National Market symbol	SATC

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

        We have a history of operating losses, may not be able to achieve profitability and may require additional capital in order to sustain our businesses.

        For each of the past eight fiscal years, we have experienced losses from operating our businesses. As of September 30, 2003, we had an accumulated deficit of approximately $116.7 million. During the fiscal year ended September 30, 2003, we had a loss from operations of approximately $26.1 million. The bulk of our 2003 loss from operations occurred in the first three quarters and by the fourth quarter of 2003 the quarterly loss from operations had been reduced to $2.2 million. If we are unable to operate on a cash flow breakeven basis during 2004, we may need to raise additional capital in order to sustain our operations. There can be no assurance that we will be able to achieve such results or to raise such funds if they are required.

        We may not be able to continue as a going concern.

        Our financial statements for our fiscal year ended September 30, 2003, which are included in our Annual Report on Form 10-K, contain an audit report from Grant Thornton LLP. The audit report contains a going concern qualification, which raises substantial doubt with respect to our ability to continue as a going concern. The receipt of a going concern qualification may create a concern among our current and future customers and vendors as to whether we will be able to fulfill our contractual obligations.

        We could issue additional common stock, which might dilute the book value of our common stock.

        We have authorized 50,000,000 shares of our common stock, of which 24,917,671 shares were issued and outstanding as of December 9, 2003. Our board of directors has the authority, without action or vote of our stockholders in most cases, to issue all or a part of any authorized but unissued shares. Such stock issuances may be made at a price that reflects a discount from the then-current trading price of our common stock. In addition, in order to raise capital that we may need at today's stock prices, we will need to issue securities that are convertible into or exercisable for a significant amount of our common stock. These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote, and might dilute the book value of our common stock. You may incur additional dilution of net tangible book value if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrant holders exercise their warrants to purchase shares of our common stock.

        The sale or issuance of a large number of shares of our common stock could depress our stock price.

        As of December 9, 2003, we have reserved 5,709,430 shares of common stock for issuance upon exercise of stock options and warrants, 1,185,480 shares for future issuances under our stock plans and 447,052 shares for future issuances as matching contributions under our 401(k) plan. We have also reserved 3,070,000 shares of common stock for issuance upon conversion of the outstanding Series B Preferred Stock, which can be converted at any time. As of December 9, 2003, holders of warrants and options to purchase an aggregate of 4,895,818 shares of our common stock may exercise those securities and transfer the underlying common stock at any time subject, in some cases, to Rule 144.

        Financial investors may have interests different than you or SatCon, and may be able to impact corporate actions requiring stockholder approval because they own a significant amount of our common stock.

        We have recently completed two significant financing transactions. In February 2003, we raised approximately $4,000,000 through the issuance of securities that were convertible into or exercisable for up to 50% or more of the number of shares of our common stock outstanding at that time. In October 2003, we raised an additional $7,675,000 through the issuance of 1,535 shares of our Series B Convertible Preferred Stock and warrants to purchase up to 1,228,000 shares of our common stock from 25 accredited investors. Prior to the October 2003 transaction, all of the convertible securities issued in connection with the February 2003 transaction were exercised or converted and as a result of the exercise and conversion of these securities we raised approximately $1.5 million.

        In future financings, we may also issue securities that are convertible into or exercisable for a significant number of shares of our outstanding common stock. Financial investors such as those who participated in our 2003 financings may have short-term financial interests different from SatCon's long-term goals and the long-term goals of our management and other stockholders. In addition, based on their significant ownership of our outstanding common stock, financial investors may be able to impact corporate actions requiring stockholder approval.

        We have not consistently complied with Nasdaq's Marketplace rules for continued listing, which exposes us to the risk of delisting from the Nasdaq National Market.

        Our stock is listed on the Nasdaq National Market, which affords us an opportunity for relatively broad exposure to a wide spectrum of prospective investors. As a requirement of continued inclusion in the Nasdaq National Market, SatCon must comply with Nasdaq's Marketplace Rules, which require that we maintain a market value of $50 million or have total assets of $50 million and $50 million of total revenue and that our stock price stays above $1.00, among others. Over the past twelve months, SatCon had received notice from Nasdaq that it was not in compliance with Marketplace Rules. Subsequently, SatCon was advised that it had achieved compliance and as of December 10, 2003, SatCon is in compliance with the Nasdaq National Market Marketplace Rules for Continued Inclusion. However, if we fail to maintain compliance with these rules and our common stock is delisted from the Nasdaq National Market, there could be a number of negative implications, including reduced liquidity in our common stock as a result of the loss of market efficiencies associated with the Nasdaq National Market, the loss of federal preemption of state securities laws, the potential loss of confidence by suppliers, customers and employees, as well as the loss of analyst coverage and institutional investor interest, fewer business development opportunities and greater difficulty in obtaining financing.

        We expect to generate a significant portion of our future revenues from sales of our power control products and cannot assure market acceptance or commercial viability of our power control products.

        We intend to continue to expand development of our power control products. We cannot assure you that potential customers will select SatCon's products to incorporate into their systems or that our customers' products will realize market acceptance, that they will meet the technical demands of their end users or that they will offer cost-effective advantages over existing products. Our marketing efforts to date involve development contracts with several customers, identification of specific market segments for power and energy management systems and the continuation of marketing efforts of recently acquired businesses. We cannot know if our commercial marketing efforts will be successful in the future. Furthermore, we cannot assure you that our products, in their current form, will be suitable for specific commercial applications or that further design modifications, beyond anticipated changes to accommodate different markets, will not be necessary. Additionally, we may not be able to develop competitive products, our products may not receive market acceptance, and we may not be able to profitably compete in this market even if market acceptance is achieved. If our products do not gain market acceptance or commercial viability, we will not achieve our anticipated levels of profitability and growth.

        If we are unable to maintain our technological expertise in design and manufacturing processes, we will not be able to successfully compete.

        We believe that our future success will depend upon our ability to develop and provide products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design and manufacturing processes in a cost-effective and timely manner. As a result, we continually evaluate the advantages and feasibility of new product design and manufacturing processes. We cannot, however, assure you that our process development efforts will be successful. The introduction of new products embodying new technologies and the emergence of shifting customer demands or changing industry standards could render our existing products obsolete and unmarketable which would have a significant impact on our ability to generate revenue. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. This will require us to continue to make substantial product development investments. We may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products or product enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

        We are heavily dependent on contracts with the U.S. government and its agencies or from subcontracts with the U.S. government's prime contractors for revenue to develop our products, and the loss of one or more of our government contracts could preclude us from achieving our anticipated levels of growth and revenues.

        Our ability to develop and market our products is heavily dependent upon maintaining our U.S. government contract revenue and research grants. Most of our U.S. government contracts are funded incrementally on a year-to-year basis. Approximately 50% of our revenue during fiscal year 2003 was derived from government contracts and subcontracts with the U.S. government's prime contractors. Any change in our relationship with the U.S. government or its agencies whether as a result of market, economic, or competitive pressures, including any decision by the U.S. government to alter its commitment to our research and development efforts, could harm our business and financial condition by depriving us of the resources necessary to develop our products. In addition there can be no assurance that once a government contract is completed that it will lead to follow-on contracts for additional research and development, prototype build and test, or production. Furthermore, contracts with the U.S. government may be terminated or suspended by the U.S. government at any time, with or without cause. There can be no assurance that our U.S. government contracts will not be terminated or suspended in the future, or that contract suspensions or terminations will not result in unreimbursable expenses or charges or other adverse effects on us.

        The accuracy and appropriateness of our direct and indirect costs and expenses under our contracts with the U.S. government are subject to extensive regulation and audit by the Defense Contract Audit Agency or by other appropriate agencies of the U.S. government. These agencies have the right to challenge our cost estimates or allocations with respect to any such contract. Additionally, substantial portions of the payments to us under U.S. government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Adjustments that result from inquiries or audits of our contracts could have a material adverse impact on our financial condition or results of operations.

        Since our inception, we have not experienced any material adjustments as a result of any inquiries or audits, but there can be no assurance that our contracts will not be subject to material adjustments in the future.

        In the event that any of our government contracts are terminated for cause, it could significantly affect our ability to obtain future government contracts, which could seriously harm our ability to develop our technologies and products.

        A significant portion of our revenue is derived from contracts with the U.S. government and its agencies or from subcontracts with the U.S. government's prime contractors, and a slowdown in government spending may adversely affect our ability to obtain anticipated revenues.

        Changes in government policies, priorities or funding levels through agency or program budget reductions by the U.S. Congress or executive agencies or the imposition of budgetary constraints could significantly impair our ability to achieve this level of revenue going forward. Any reductions or slowdowns in government spending could also severely inhibit our ability to successfully complete the development and commercialization of our products. Changes in funding levels could cause the government to cancel existing contracts or eliminate follow-on phases in the future.

        The U.S. government has certain rights relating to our intellectual property.

        Many of our patents are the result of retaining ownership of inventions made under U.S. government-funded research and development programs. With respect to any invention made with government assistance, the government has a nonexclusive, nontransferable, irrevocable, paid-up license to use the technology or have the technology employed for or on behalf of the U.S. government throughout the world. Under certain conditions, the U.S. government also has "march-in rights." These rights enable the U.S. government to require us to grant a nonexclusive, partially exclusive, or exclusive license in any field of use to responsible applicants, upon terms that are reasonable under the circumstances. If we refuse, the government can grant the license itself, provided that it determines that such action is necessary because we have not achieved practical application of the invention, or to alleviate health or safety needs, or to meet requirements for public use specified by federal regulations, or because products using such inventions are not being produced substantially in the United States. The exercise of these rights by the government could create potential competitors for us if we later determine to further develop the technologies and utilize the inventions in which the government has exercised these rights.

        Our business could be adversely affected if we are unable to protect our patents and proprietary technology.

        As of December 9, 2003, we held 72 U.S. patents and had 3 patent applications pending with the U.S. Patent and Trademark Office. We have also obtained corresponding patents in the rest of North America, Europe, and Asia for many of these patents. The expiration date of our patents range from 2009 to 2021, with the majority expiring after 2015. As a qualifying small business from our inception to date, we have retained commercial ownership rights to proprietary technology developed under various U.S. government contracts and grants.

        Our patent and trade secret rights are of significant importance to us and to our future prospects. Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology and systems designs relating to our products. Although we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours. No assurance can be given as to the issuance of additional patents or, if so issued, as to their scope. Patents granted may not provide meaningful protection from competitors. Even if a competitor's products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action and there can be no assurance that we would be successful in enforcing our intellectual property rights. Because we intend to enforce our patents, trademarks and copyrights and protect our trade secrets, we may be involved from time to time in litigation to determine the enforceability, scope and validity of these rights. This litigation could result in substantial costs to us and divert resources from operational goals. In addition, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we operate or sell our products.

        We may not be able to maintain confidentiality of our proprietary knowledge.

        In addition to our patent rights, we also rely on treatment of our technology as trade secrets and upon confidentiality agreements, which all of our employees are required to sign, assigning to us all patent rights and technical or other information developed by the employees during their employment with us. We also rely, in part, on contractual provisions to protect our trade secrets and proprietary knowledge. Our employees have also agreed not to disclose any trade secrets or confidential information without our prior written consent. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of these agreements or may be independently developed by competitors. Our inability to maintain the proprietary nature of our technology and information could harm our business, results of operations and financial condition by adversely affecting our ability to compete in our markets.

        Others may assert that our technology infringes their intellectual property rights.

        We believe that we do not infringe the proprietary rights of others and, to date, no third parties have asserted an infringement claim against us, but we may be subject to infringement claims in the future. The defense of any claims of infringement made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly, our operating results may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technologies.

        Loss of any of our key personnel, and particularly our Chief Executive Officer, could hurt our business because of their experience, contacts and technological expertise.

        The loss of the services of one or more of our key employees or an inability to attract, train and retain qualified and skilled employees, specifically engineering and sales personnel, could result in the loss of customers or otherwise inhibit our ability to operate and grow our business successfully. In addition, our ability to successfully integrate acquired facilities or businesses depends, in part, on our ability to retain and motivate key management and employees hired by us in connection with these acquisitions. We have been particularly dependent upon the services of David B. Eisenhaure, our president, chief executive officer, chairman of the board and founder, as a result of his business and academic relationships, understanding of government contracts and technical expertise. The loss of Mr. Eisenhaure's services could have a material adverse effect on our business.

        We expect significant competition for our products and services.

        In the past, we faced limited competition in providing research services, prototype development and custom and limited quantity manufacturing. We expect competition to intensify greatly as commercial applications increase for our products under development. Many of our competitors and potential competitors are well established and have substantially greater financial, research and development, technical, manufacturing and marketing resources than we do. Some of our competitors and potential competitors are much larger than we are. If these larger competitors decide to focus on the development of distributed power and power quality products, they have the manufacturing, marketing and sales capabilities to complete research, development and commercialization of these products more quickly and effectively than we can. There can also be no assurance that current and future competitors will not develop new or enhanced technologies perceived to be superior to those sold or developed by us. There can be no assurance that we will be successful in this competitive environment.

        Price increases of materials or components used by us could adversely affect the volume of our sales.

        We use materials and components obtained from third-party suppliers to manufacture many of our products. If prices of materials and components that we use were to increase, we may not be able to afford them or to pass these costs on to our customers. Since some of our vendors are single sourced, our ability to consider lower priced options are limited in the short run. In addition, if we were required to raise the price of our products as a result of increases in the price of materials or components that we use, demand for our products may decrease which would reduce our sales.

        We are dependent on third-party suppliers for the supply of key components for our products.

        We use third-party suppliers for components in many of our systems. From time to time, shipments can be delayed because of industry-wide or other shortages of necessary materials and components from third-party suppliers. A supplier's failure to supply components in a timely manner, or to supply components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could impair our ability to manufacture our products. If alternative sources are identified, we may not be able to successfully integrate those components into our system without incurring additional cost and risk. In addition, to the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

        Long-term contracts are not typical in our business, and reductions, cancellations or delays in customer orders would adversely affect our operating results.

        Other than certain contracts in our Applied Technology Division, we typically do not obtain long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to develop accurate non-binding forecasts of the future volume and timing of orders to effectively allocate and manage our resources. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. Significant or numerous cancellations, reductions or delays in orders by our customers would reduce or delay our net sales.

        If we experience a period of significant growth or expansion, it could place a substantial strain on our resources.

        If we are successful in obtaining rapid market penetration of our power control products, we may be required to deliver large volumes of technically complex products or components to our customers on a timely basis at reasonable costs to us. We have limited experience in ramping up our manufacturing capabilities to meet large-scale production requirements and delivering large volumes of our power control products. If we were to commit to deliver large volumes of our power control products, we cannot assure you that our efforts will be successful, that we will be able to satisfy large-scale commercial production on a timely and cost-effective basis or that such growth will not strain our operational and technical resources.

        Our business could be subject to product liability claims.

        Our business exposes us to potential product liability claims, which are inherent in the manufacturing, marketing and sale of our products, and we may face substantial liability for damages resulting from the faulty design or manufacture of products or improper use of products by end users. We currently maintain a low level of product liability insurance, and there can be no assurance that this insurance will provide sufficient coverage in the event of a claim. Also, we cannot predict whether we will be able to maintain such coverage on acceptable terms, if at all, or that a product liability claim would not harm our business or financial condition. In addition, negative publicity in connection with the faulty design or manufacture of our products would adversely affect our ability to market and sell our products.

        We are subject to a variety of environmental laws that expose us to potential financial liability.

        Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge or release of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Because we use hazardous materials in our manufacturing processes, we are required to comply with these environmental laws. In addition, because we generate hazardous wastes, we, along with any other person who arranges for the disposal of our wastes, may be subject to potential financial exposure for costs associated with an investigation and any remediation of sites at which we have arranged for the disposal of hazardous wastes if those sites become contaminated and even if we fully comply with applicable environmental laws. In the event of a violation of environmental laws, we could be held jointly and severably liable for damages and for the costs of remedial actions. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, although, to-date, we have not been cited for any improper discharge or release of hazardous materials.

        Businesses and consumers might not adopt alternative distributed power solutions as a means for obtaining their electricity and power needs.

        On-site distributed power generation solutions, such as fuel cell, photovoltaic and wind turbine systems, which utilize our products, provide an alternative means for obtaining electricity and are relatively new methods of obtaining electricity and other forms of power that businesses may not adopt at levels sufficient to grow this part of our business. Traditional electricity distribution is based on the regulated industry model whereby businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices and must be willing to rely less upon traditional means of purchasing electricity. We cannot assure you that businesses and consumers will choose to utilize this on-site distributed power market at levels sufficient to sustain our business. The development of a mass market for our products may be impacted by many factors which are out of our control, including:

  •
  market acceptance of fuel cell, photovoltaic and wind turbine systems that incorporate our products;

  •
  the cost competitiveness of these systems that incorporate our products;

  •
  regulatory requirements; and

  •
  the emergence of newer, more competitive technologies and products.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop these products.

        The distributed power generation industry may become subject to future government regulation, which may impact our ability to market our products.

        We do not believe that our products will be subject to existing federal and state regulations governing traditional electric utilities and other regulated entities. We do believe that our products will be subject to oversight and regulation at the federal, state or local level in accordance with state and local ordinances relating to building codes, safety, pipeline connections and related matters. This regulation may depend, in part, upon whether an on-site distributed power system is placed outside or inside a home. At this time, we do not know which jurisdictions, if any, will impose regulations upon our products. We also do not know the extent to which any existing or new regulations may impact our ability to sell and service our products. Once our customers' products reach the commercialization stage and they begin distributing systems to their target markets, federal, state or local government entities may seek to impose additional regulations. Any new government regulation of our products, whether at the federal, state or local level, including any regulations relating to installation and servicing of our products, may increase our costs and the price of our products and may have a negative impact on our revenue and profitability.

        Our quarterly operating results are subject to fluctuations, and if we fail to meet the expectations of securities analysts or investors, our share price may decrease significantly.

        Our annual and quarterly results may vary significantly depending on various factors, many of which are beyond our control.

        Because our operating expenses are based on anticipated revenue levels, our sales cycle for development work is relatively long and a high percentage of our expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter. If our earnings do not meet the expectations of securities analysts or investors, the price of our stock could decline.

        Existing stockholders can exert considerable control over us.

        As of December 9, 2003, our executive officers and directors, and their affiliates, beneficially owned approximately 3,992,444 of our outstanding shares of common stock, representing approximately 15.4% of our outstanding common stock, a majority of which was beneficially owned by Mr. Eisenhaure, our president, chief executive officer, chairman of the board and founder. Specifically, as of such date, Mr. Eisenhaure beneficially owned 3,146,379 shares of our common stock, representing 12.5% of our outstanding common stock. If all of these stockholders were to vote together as a group, they would have the ability to exert significant influence over our board of directors and its policies. As a practical matter, Mr. Eisenhaure has significant influence over the election of our directors and determining the outcome of corporate actions requiring stockholder approval, including votes concerning director elections, bylaw amendments and possible mergers, corporate control contests and other significant corporate transactions, irrespective of how some of our other stockholders may vote. Accordingly, such concentration of ownership may have the effect of delaying, deterring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock.

        Provisions in our charter documents and Delaware law may delay, deter or prevent the acquisition of SatCon, which could decrease the value of your shares.

        Some provisions of our certificate of incorporation and bylaws may delay, deter or prevent a change in control of SatCon or a change in our management that you as a stockholder may consider favorable. These provisions include:

  •
  authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and deter a takeover attempt;

  •
  a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

  •
  prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

  •
  limitations on who may call special meetings of stockholders.

        In addition, Section 203 of the Delaware General Corporation Law and provisions in some of our stock incentive plans may delay, deter or prevent a change in control of SatCon. Those provisions serve to limit the circumstances in which a premium may be paid for our common stock in proposed transactions, or where a proxy contest for control of our board may be initiated. If a change of control or change in management is delayed, deterred or prevented, the market price of our common stock could suffer.

        We are subject to stringent export laws and risks inherent in international operations.

        We market and sell our products and services both inside and outside the United States. We are currently selling our products and services throughout North America and in certain countries in South America, Asia, Canada and Europe. Certain of our products are subject to the International Traffic in Arms Regulations (ITAR) 22 U.S.C 2778, which restricts the export of information and material that may be used for military or intelligence applications by a foreign person. Additionally, certain products of ours are subject to export regulations administered by the Department of Commerce, Bureau of Industry Security, which require that we obtain an export license before we can export products or technology. Failure to comply with these laws could result in sanctions by the government, including substantial monetary penalties, denial of export privileges and debarment from government contracts.

        Revenue from sales to our international customers for our fiscal years ended September 30, 2003 and 2002 were $3.3 million and $7.2 million, respectively. Our success depends, in part, on our ability to expand our market for our products and services to foreign customers and our ability to manufacture products that meet foreign regulatory and commercial requirements. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. We face numerous challenges in penetrating international markets, including unforeseen changes in regulatory requirements, export restrictions, fluctuations in currency exchange rates, longer accounts receivable cycles, difficulties in managing international operations, and the challenges of complying with a wide variety of foreign laws.

        You are unlikely to be able to exercise effective remedies against Arthur Andersen LLP, our former independent public accountants.

        Although we have dismissed Arthur Andersen LLP as our independent public accountants and have engaged Grant Thornton LLP, our financial statements for the fiscal year ended September 30, 2001, which are incorporated by reference into this prospectus, were audited by Arthur Andersen. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government's investigation of Enron Corporation. On June 15, 2002, a jury in Houston, Texas found

Arthur Andersen guilty of these federal obstruction of justice charges. In light of the jury verdict and the underlying events, Arthur Andersen subsequently substantially discontinued operations and dismissed essentially its entire workforce. You are therefore unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen. In addition, Arthur Andersen has not consented to the inclusion of its report in this prospectus, and the requirement to file its consent has been dispensed with in reliance on Rule 437a promulgated under the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

        We are exposed to credit risks with respect to some of our customers.

        To the extent our customers do not advance us sufficient funds to finance our expenses during the execution phase of our contracts, we are exposed to the risk that they will be unable to accept delivery or that they will be unable to make payment at the time of delivery. Occasionally, we accept the risk of dealing with thinly financed entities. We attempt to mitigate this risk by seeking to negotiate more timely progress payments and utilizing other risk management procedures.

        Our agreement with Silicon Valley Bank subjects us to various restrictions, which may limit our ability to pursue business opportunities.

        Our accounts receivable financing agreement subjects us to various restrictions on our ability to engage in certain activities without the prior written consent of the bank, including, among other things, our ability to:

  •
  dispose of or encumber assets, other than in the ordinary course of business

  •
  incur additional indebtedness

  •
  merge or consolidate with other entities, or acquire other businesses, and

  •
  make investments

These restrictions may also limit our ability to pursue business opportunities or strategies that we would otherwise consider to be in our best interests.

        Our agreement with Silicon Valley Bank contains certain covenants that we may fail to satisfy which, if not satisfied, could result in the acceleration of the amounts due under such agreement and the limitation of our ability to borrow additional funds in the future.

        As of December 9, 2003, we had no borrowings under our financing agreement with The Silicon Valley Bank. This agreement subjects us to various financial and other covenants with which we must comply on an ongoing or periodic basis. The financial covenant requires us to maintain a minimum level of tangible net worth, as defined, which varies from month to month. If we violate this or any other covenant, there may be a material adverse effect on us. Most notably, our outstanding debt under this agreement could become immediately due and payable, the bank could proceed against any collateral securing such indebtedness and our ability to borrow additional funds in the future may be limited.

        The holders of our Series B Preferred Stock are entitled to receive liquidation payments in preference to the holders of our common stock.

        As of December 9, 2003, 1,535 shares of our Series B Preferred Stock were outstanding. Pursuant to the terms of the certificate of designation creating the Series B Preferred Stock, upon a liquidation of our company, the holders of shares of the Series B Preferred Stock are entitled to receive a liquidation payment prior to the payment of any amount with respect to the shares of our common stock. The amount of this preferential liquidation payment is $5,000 per share of Series B Preferred Stock, plus the amount of any accrued but unpaid dividends on those shares. Dividends accrue on the shares of Series B Preferred Stock at a rate of 6% per annum increasing to a rate of 8% per annum on October 1, 2005.

        We have granted to certain investors rights of first refusal and exchange rights which would be triggered upon future financings.

        In connection with our 2003 financings, we granted rights of first refusal and exchange rights which would generally be triggered upon future financings we may seek to consummate. The right of first refusal allows investors to purchase future securities issued by us for a period of time following the initial closing of their financing. The exchange rights allow the investors to exchange any securities held by them into future securities that we may issue at the liquidation preference of the exchanged security. Each of these factors may adversely affect our ability to raise additional funds from third parties on terms acceptable to us, or at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

DESCRIPTION OF TRANSACTIONS

Series B Preferred Stock Financing

        On October 31, 2003, we completed a $7.7 million financing transaction involving the issuance of 1,535 shares of our Series B Convertible Preferred Stock, $0.01 par value per share, and warrants to purchase up to 1,228,000 shares of our common stock, $0.01 par value per share, from 25 accredited investors.

        In connection with the financing, we issued shares of Series B Preferred Stock for $5,000 per share. The Series B Preferred Stock is convertible into a number of shares of common stock equal to $5,000 divided by the conversion price of the Series B Preferred Stock, which is initially $2.50. The total number of shares of common stock initially issuable upon conversion of the shares of Series B Preferred Stock issued and sold is 3,070,000. The Series B Preferred Stock accrues dividends of 6% per annum, increasing to 8% per annum on October 1, 2005. The dividend for the first six months was paid at closing by issuing 76,054 shares of common stock, valued based on the average of the closing bid and ask price of the common stock on the Nasdaq National Market for the five trading days preceding October 31, 2003. All further dividends will be paid on a semi-annual basis. Except in certain limited circumstances, we may opt to pay these dividends in cash or in shares of common stock.

        As part of the financing, we also issued warrants to purchase up to 1,228,000 shares of common stock. These warrants have an initial exercise price of $3.32 per share, which represents 110% of the average closing price of the common stock for the five trading days prior to October 31, 2003. These warrants may be exercised during the period commencing on April 30, 2004 and ending on October 31, 2008.

        Burnham Hill Partners, LLC, a division of Pali Capital Inc. ("BHP"), served as the placement agent for the transaction. As part of its commission, we issued to BHP and its designees warrants to purchase an aggregate of 150,430 shares of common stock at an exercise price of $0.01 per share. These warrants are immediately exercisable and expire on October 31, 2008.

Banking Relationship with Silicon Valley Bank

        On December 19, 2002, in connection with the execution of a forbearance agreement with Silicon Valley Bank, we issued to Silicon Valley Bank a warrant to purchase up to 15,763 shares of common stock at an exercise price of $1.586 per share. This warrant expires on December 18, 2007. Silicon Valley Bank has assigned this warrant to Silicon Valley Bancshares.

        On April 4, 2003, in connection with the execution of an Amended and Restated Accounts Receivable Financing Agreement with Silicon Valley Bank, we issued to Silicon Valley Bank a warrant to purchase up to 210,000 shares of common stock at an exercise price of $1.05 per share. This warrant expires on April 3, 2010. Silicon Valley Bank has assigned this warrant to Silicon Valley Bancshares.

        On December 12, 2003, in connection with the execution of an amendment to the Amended and Restated Accounts Receivable Financing Agreement with Silicon Valley Bank, we issued to Silicon Valley Bank a warrant to purchase up to 16,164 shares of common stock at an exercise price of $2.32 per share. This warrant expires on December 11, 2010. Silicon Valley Bank has assigned this warrant to Silicon Valley Bancshares.

Materials Financing Arrangement with FuelCell Energy, Inc.

        On July 22, 2003, in connection with a materials financing arrangement with FuelCell Energy, Inc., we issued to FuelCell Energy, Inc. a warrant to purchase up to 250,000 shares of common stock at an exercise price of $0.72. This warrant expires on July 21, 2006.

Consulting Arrangement with Aurelius Consulting Group, Inc.

        Pursuant to a marketing agreement, dated September 2, 2003, with Aurelius Consulting Group, Inc., as part of the compensation for the services to be provided by Aurelius under the agreement, which has a term of 12 months, we agreed to issue to Aurelius 45,000 shares of common stock per quarter, payable at the midpoint of each quarter, subject to renegotiation after the first six months. We agreed to include 90,000 shares of such stock in the registration statement of which this prospectus is a part.

Investment Banking Agreement with J. P. Turner & Company, LLC

        Pursuant to an investment banking agreement, dated August 23, 2002, with J. P. Turner & Company, LLC, as part of the compensation for the services to be provided by J. P. Turner & Company under the agreement, we agreed to issue to J. P. Turner & Company a warrant to purchase up to 250,000 shares of common stock at an exercise price of $1.75 per share. The agreement was amended on April 16, 2003, reducing the exercise price of the warrant to $1.05 per share. J. P. Turner & Company has assigned the warrant to its affiliate, J. P. Turner Partners, LP. Subsequent to September 30, 2003, a portion of this warrant was exercised and, as a result, 125,000 shares remain issuable under this warrant. This warrant expires on August 23, 2005.

Previous Financing Transaction

        In connection with the February 2003 financing transaction in which we raised approximately $4 million, we issued shares of Series A Preferred Stock, convertible subordinated debentures and related warrants to 21 accredited investors, including MRT, L.P. (which invested approximately $250,000). Following the conversion of all of its Series A Preferred Stock and convertible subordinated debentures and the exercise of all of its warrants, MRT held 428,027 shares of our common stock. MRT subsequently assigned these shares to one of its affiliates, Spectra Capital Management LLC. Because these shares were not included in a previous registration statement covering the shares of common stock underlying the securities issued in the February 2003 financing, we have agreed to include such shares in the registration statement of which this prospectus is a part.

SELLING STOCKHOLDERS

        The following table sets forth the number of shares owned, and/or issuable upon exercise of the warrants held, by each of the selling stockholders. Unless otherwise indicated below, none of the selling stockholders has held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of shares or other securities of SatCon.

        No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. The table sets forth, to our knowledge, certain information about the selling stockholders as of December 1, 2003.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares. Shares of common stock issuable under warrants that are exercisable within 60 days of December 1, 2003 and shares of common stock issuable upon conversion of the Series B Preferred Stock are deemed outstanding for purposes of computing the percentage ownership of the person holding the warrants or Series B Preferred Stock but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

        Twelve selling stockholders are affiliates of broker-dealers. Each such selling stockholder purchased such selling stockholder's shares in the ordinary course of such selling stockholder's business and, at the time of the purchase of the securities to be resold pursuant to this prospectus, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute them. The twelve selling stockholders who are affiliates of broker-dealers are as follows:

  •
  OTAPE LLC;

  •
  Crestview Capital Fund II, L.P.;

  •
  Portside Growth and Opportunity Fund;

  •
  Jason and Cass Adelman JTWROS;

  •
  Jason Adelman;

  •
  Matthew Balk;

  •
  Eric Singer;

  •
  Bradley Reifler;

  •
  Hilary Bergman;

  •
  Silicon Valley Bancshares;

  •
  J. P. Turner Partners, LP; and

  •
  Spectra Capital Management LLC.

			Number of Shares of Common Stock Being Offered
	Number of Shares of Common Stock Beneficially Owned as of 12/01/03(1)
										Shares of Common Stock to be Beneficially Owned After Offering(6)
Name of Selling Stockholder			Issuable Upon Conversion of Series B Preferred Stock(2)	Issuable Upon Exercise of Warrants @ $3.32(3)	Issued as Payment for First Six-Months Dividend(4)	Potentially Issuable as Payment for Future Dividends(5)
							Other		Total	Number	Percentage(7)
Michael Loew	52,247		10,000	4,000	247	3,317	—		17,564	42,000	*
Robert A. Melnick	10,247		10,000	4,000	247	3,317	—		17,564	0	*
Jason and Cass Adelman JTWROS	10,247	(8)	10,000	4,000	247	3,317	—		17,564	0	*
Robert J. Neborsky, MD Inc.(9)	120,743		30,000	12,000	743	9,950	—		52,693	90,000	*
OTAPE LLC(10)	122,973		120,000	48,000	2,973	39,800	—		210,773	0	*
Crestview Capital Fund II, LP(11)	863,964		160,000	64,000	3,964	53,067	—		281,031	700,000	2.8%
Stonestreet Limited Partnership(12)	184,459		180,000	72,000	4,459	59,700	—		316,159	0	*
RHP Master Fund, Ltd.(13)	436,410		400,000	160,000	9,910	132,667	—		702,577	26,500	*
SDS Merchant Fund, LP(14)	351,628		272,000	108,800	6,739	90,214	—		477,753	72,889	*
Alpha Capital AG(15)	163,964		160,000	64,000	3,964	53,067	—		281,031	0	*
Ellis International Ltd. Inc.(16)	122,973		120,000	48,000	2,973	39,800	—		210,773	0	*
Baystar Capital II, LP(17)	295,135		288,000	115,200	7,135	95,520	—		505,855	0	*
Vertical Ventures LLC(18)	204,955		200,000	80,000	4,955	66,334	—		351,289	0	*
Crescent International Ltd.(19)	266,442		260,000	104,000	6,442	86,234	—		456,676	0	*
Gamma Opportunity Capital Partners LP(20)	143,468		140,000	56,000	3,468	46,434	—		245,902	0	*
Michael Liss	10,247		10,000	4,000	247	3,317	—		17,564	0	*
Platinum Partners Value Arbitrage Fund, LP(21)	81,982		80,000	32,000	1,982	26,534	—		140,516	0	*
North Sound Legacy Fund LLC(22)	16,413		12,600	5,040	312	4,179	—		22,131	3,501	*
North Sound Legacy International Ltd.(22)	193,107		156,800	62,720	3,885	52,006	—		275,411	32,422	*
North Sound Legacy Institutional Fund LLC(22)	148,181		110,600	44,240	2,740	36,683	—		194,263	34,841	*
Bristol Investment Fund Ltd.(23)	163,964		160,000	64,000	3,964	53,067	—		281,031	0	*
Mark Capital, LLC(24)	10,247		10,000	4,000	247	3,317	—		17,564	0	*
Portside Growth and Opportunity Fund(25)	102,477		100,000	40,000	2,477	33,167	—		175,644	0	*
Barucha LLC(26)	40,991		40,000	16,000	991	13,267	—		70,258	0	*
Andrew Redvers Muir	144,305		30,000	12,000	743	9,950	—		52,693	113,562	*
Matthew Balk	180,885		—	—	—	—	50,950	(27)	50,950	129,935	*
Bradley Reifler	7,399		—	—	—	—	7,399	(28)	7,399	0	*
Hilary Bergman	7,399		—	—	—	—	7,399	(28)	7,399	0	*
Jason Adelman	131,747	(29)	—	—	—	—	79,500	(27)	79,500	42,000	*
Eric Singer	5,182		—	—	—	—	5,182	(28)	5,182	0	*
Silicon Valley Bancshares(30)	241,927		—	—	—	—	241,927	(31)	241,927	0	*
FuelCell Energy, Inc.(32)	250,000		—	—	—	—	250,000	(33)	250,000	0	*
Aurelius Consulting Group, Inc.(34)	90,000		—	—	—	—	90,000	(35)	90,000	0	*
Spectra Capital Management LLC(36)	428,027		—	—	—	—	428,027	(37)	428,027	0	*
J. P. Turner Partners, LP(38)	125,000		—	—	—	—	125,000	(39)	125,000	0	*

*
Less than one percent.

(1)
Includes shares issuable upon (i) conversion of Series B Preferred Stock and (ii) exercise of warrants that are exercisable within 60 days of December 1, 2003.

(2)
Represents shares of common stock issuable upon conversion of Series B Preferred Stock, which is immediately convertible.

(3)
Represents shares of common stock issuable upon exercise of warrants issued in connection with our $7.7 million private placement of Series B Preferred Stock. These warrants have an initial exercise price of $3.32 per share and may be exercised during the period commencing on April 30, 2004 and ending on October 31, 2008.

(4)
Represents outstanding shares of common stock issued as payment of the first six-months' dividend on the Series B Preferred Stock.

(5)
Represents shares of common stock potentially issuable as subsequent dividends on the Series B Preferred Stock through October 31, 2008.

(6)
We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(7)
For each selling stockholder, this number represents the percentage of common stock to be owned by such selling stockholder after completion of the offering, based on the number of shares of common stock outstanding as of December 1, 2003 (24,915,671 shares) and assuming (i) conversion of any shares of Series B Preferred Stock owned by such selling stockholder and (ii) exercise of any warrants that are exercisable within 60 days of December 1, 2003 owned by such selling stockholder, and (iii) none of the shares of Series B Preferred Stock or warrants held by other persons have been converted or exercised, as applicable.

(8)
Does not include shares of common stock beneficially owned solely by Jason Adelman.

(9)
The beneficial owner of these shares is Robert J. Neborsky MD Inc., Combination Retirement Trust. Robert J. Neborsky, trustee, has voting and investment power over the securities beneficially held by Robert J. Neborsky, MD Inc., Combination Retirement Trust.

(10)
Ira M. Leventhal has voting and investment power over the securities held by OTAPE LLC.

(11)
Stuart Flink and Richard Levy, managing members of Crestview Capital Fund II, LP, share voting and investment power over the securities held by Crestview Capital Fund II, LP.

(12)
Elizabeth Leonard and Michael Finkelstein share voting and investment power over securities held by Stonestreet Limited Partnership.

(13)
RHP Master Fund, Ltd. is a party to an investment management agreement with Rock Hill Investment Management, L.P., a limited partnership of which the general partner is RHP General Partner, LLC. Pursuant to such agreement, Rock Hill Investment Management directs the voting and disposition of shares owned by RHP Master Fund. Wayne Bloch, Gary Kaminsky and Peter Lockhart own all of the interests in RHP General Partner. Such entities and individuals disclaim beneficial ownership of the shares of common stock owned by the RHP Master Fund.

(14)
Steve Derby, the managing member of the general partner, SDS Capital Partners, LLC, has voting and investment power over the securities held by SDS Merchant Fund, LP.

(15)
Konrad Ackerman has voting and investment power over the securities held by Alpha Capital AG.

(16)
Wilhelm Ungar has voting and investment power over the securities held by Ellis International, Ltd. Inc.

(17)
Steve Derby, Steven Lamar and Lawrence Goldfarb, the managing members of the general partner, BayStar Capital Management, LLC, share voting and investment power over the securities held by Baystar Capital II, LP. Messrs. Derby, Lamar and Goldfarb disclaim beneficial ownership of such securities.

(18)
Joshua Silverman has voting and investment power over the securities held by Vertical Ventures LLC.

(19)
Mel Craw and Maxi Brezzi, in their capacity as managers of Greenlight (Switzerland) SA, the investment advisor to Crescent International Ltd., have voting and investment power over the shares of common stock held by Crescent International Ltd. Messrs. Craw and Brezzi disclaim beneficial ownership of such shares.

(20)
Christopher Rossman, Managing Director, and Jonathan P. Knight, President, have voting and investment power over the securities held by Gamma Opportunity Capital Partners LP.

(21)
Mark Nordlicht has voting and investment power over the securities held by Platinum Partners Value Arbitrage Fund, LP.

(22)
Thomas McAuley, the sole manager of the investment advisor, North Sound Advisors LLC, has voting and investment power over the securities held by these North Sound entities.

(23)
Paul Kessler, a director and managing member of the investment manager to Bristol Investment Fund Ltd., has voting and investment power over the securities held by Bristol Investment Fund Ltd.

(24)
Evan M. Levine has voting and investment power over the securities held by Mark Capital, LLC.

(25)
The investment adviser to Portside Growth and Opportunity Fund is Ramius Capital Group, LLC. The managing member of Ramius Capital Group, LLC is C4S&Co., the managing members of which are Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon. As such, Messrs. Cohen, Stark, Strauss and Solomon may be deemed beneficial owners of the securities held by Portside Growth and Opportunity Fund. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of such securities.

(26)
Caroline Birnbaum has voting and investment power over the securities held by Barucha LLC.

(27)
Represents outstanding shares of common stock issued upon exercise of placement agent warrants issued in connection with our $7.7 private placement of Series B Preferred Stock.

(28)
Represents shares of common stock issuable upon exercise of placement agent warrants issued in connection with our $7.7 private placement of Series B Preferred Stock. These warrants have an initial exercise price of $0.01 per share and may be exercised at any time through October 31, 2008.

(29)
Includes shares beneficially owned by Jason and Cass Adelman JTWROS, over which Mr. Adelman has shared voting and investment control.

(30)
Silicon Valley Banchares ("SVB") is an affiliate of Silicon Valley Bank, the Company's principal lender. SVB is a public company which is managed by a board of directors. Under SVB's bylaws, securities owned by SVB may be voted on behalf of SVB by its president or any vice president and any other persons selected by the board of directors.

(31)
Represents shares of common stock issuable upon exercise of warrants issued in connection with our banking relationship with Silicon Valley Bank. These warrants consist of (i) a warrant to purchase 15,763 shares of common stock at $1.586 per share, which expires on December 18, 2007, (iii) a warrant to purchase 210,000 shares of common stock at $1.05 per share, which expires on April 3, 2010 and (iii) a warrant to purchase 16,164 shares of common stock at $2.32 per share, which expires on December 11, 2010.

(32)
FuelCell Energy, Inc. is a public company which is managed by a board of directors. Under FuelCell's bylaws, unless the board of directors otherwise provides, the president or the treasurer may act on behalf of FuelCell, or appoint another person or persons to act as proxy or attorney in fact for FuelCell with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by FuelCell.

(33)
Represents shares of common stock issuable upon exercise of warrants issued in connection with a materials financing arrangement with Fuel Cell Energy Inc. These warrants have an initial exercise price of $0.72 and may be exercised at any time through July 21, 2006.

(34)
Aurelius Consulting Group, Inc. and the Company entered into a marketing agreement on September 2, 2003. The agreement has a term of twelve months. As compensation for its services under the agreement, Aurelius is entitled to receive $3,000 per month and 45,000 shares of common stock per quarter, subject to renegotiation after six months. Dave Gentry has voting and investment power over the securities held by Aurelius Consulting Group, Inc.

(35)
Represents shares of common stock to be issued pursuant to a marketing agreement with Aurelius Consulting Group, Inc.

(36)
Gregory Porges has voting and investment power over the securities held by Spectra Capital Management LLC.

(37)
Represents (i) 144,000 shares of common stock issued upon conversion of Series A Preferred Stock, (ii) 56,000 shares issued upon conversion of convertible subordinated debentures, (iii) 199,181 shares of common stock issued upon exercise of warrants issued in connection with our $4 million financing transaction in February 2003, (iv) 20,548 shares issued as payment of the first-year dividend on the Series A Preferred Stock and (v) 8,298 shares issued as payment for the first-year interest on the subordinated debentures.

(38)
William L. Mello and Timothy W. McAfee share voting and investment power over the securities held by J. P. Turner Partners, LP.

(39)
Represents shares of common stock underlying a warrant issued pursuant to an investment banking agreement with J. P. Turner & Company, LLC. J. P. Turner & Company has assigned the warrant to its affiliate, J. P. Turner Partners LLP. This warrant has an exercise price of $1.05 per share and expires on August 23, 2005.

DESCRIPTION OF CAPITAL STOCK

  Common Stock

        We are authorized to issue up to 50,000,000 shares of common stock, of which 24,915,671 shares are issued and outstanding as of December 1, 2003. The following summary description of the common stock is qualified in its entirety by reference to our certificate of incorporation.

        The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor, and, upon the liquidation, dissolution or winding up of SatCon, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preference on the preferred stock, if any. Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. Our outstanding common stock is, and the common stock to be outstanding upon completion of the offering will be, validly issued, fully paid, and nonassessable.

  Preferred Stock

        We are authorized to issue up to 1,000,000 shares of preferred stock. Our preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors, without further action by stockholders and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. The issuance of preferred stock could reduce the rights, including voting rights, of the holders of common stock, and, therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party, thereby preserving control of SatCon by existing management.

  Series A Convertible Preferred Stock

        As of December 1, 2003, no shares of our Series A Preferred Stock were outstanding. All previously issued shares of Series A Preferred Stock have been converted into common stock.

  Series B Convertible Preferred Stock

        As of December 1, 2003, 1,535 shares of our Series B Preferred Stock were outstanding.

Dividends on Series B Preferred Stock

        The shares of Series B Preferred Stock bear a cumulative dividend at a rate of 6% per annum increasing to a rate of rate of 8% per annum on October 1, 2005. As part of this transaction, we agreed in negotiations with the purchasers of the Series B Preferred Stock to make the dividend payment for the first six months on October 31, 2003 by issuing an aggregate of 76,054 shares of common stock. Thereafter, dividends on the Series B Preferred Stock are payable semi-annually and, except in certain limited circumstances, may be paid by us, at our option, either through the issuance of shares of common stock or in cash. If we elect to pay the dividend in shares of common stock, we will issue a number of shares of common stock equal to the quotient of the dividend payment divided by the greater of 80% of the average closing bid and ask price of the common stock on the Nasdaq National Market for the 15 trading days ending on the 11th trading day prior to the date the dividend is required to be paid, and the conversion price, which is initially $2.50, but may be adjusted as set forth below if certain events occur.

Liquidation Preference on Series B Preferred Stock

        In the event of a liquidation of our company, the holders of shares of the Series B Preferred Stock are entitled to receive a liquidation payment prior to the payment of any amount with respect to the shares of our common stock. The amount of this preferential liquidation payment is $5,000 per share of Series B Preferred Stock, plus the amount of any accrued but unpaid dividends on those shares. After payment of the full liquidation preference amount, the holders of the Series B Preferred Stock will not be entitled to any further participation as such in any distribution of our assets.

Optional Conversion of Series B Preferred Stock

        The Series B Preferred Stock is convertible into common stock at any time at the option of the holder. Each outstanding share of Series B Preferred Stock is convertible into a number of shares of common stock equal to $5,000 divided by the conversion price of the Series B Preferred Stock, which is initially $2.50, but may be adjusted as set forth below if certain events occur. The Series B Preferred Stock has anti-dilution protections which adjust the conversion price, in the event of the issuance of shares of common stock at a price less than the conversion price then in effect. If we issue equity securities for a per share price less than the conversion price of the Series B Preferred Stock, which is initially $2.50, the conversion price will be adjusted downwards using a weighted average calculation.

Mandatory Conversion of Series B Preferred Stock

        Beginning the first date following the effective date of the registration statement which registers all of the common stock issuable upon the conversion of the Series B Preferred Stock, and provided that certain conditions described below are met, each share of Series B Preferred Stock will be automatically converted into a number of shares of common stock equal to $5,000 divided by the conversion price of the Series B Preferred Stock, which is initially $2.50, but may be adjusted as set forth above if certain events occur. Mandatory conversion may only occur if the average of the closing bid and ask price of the common stock on the Nasdaq National Market exceeds $5.00 (as adjusted for stock splits, stock dividends, combinations and similar transactions) for 20 consecutive trading days and either the registration statement governing the underlying shares of common stock is effective or the shares of common stock issuable upon conversion of the Series B Preferred Stock can be sold pursuant to Rule 144(k) of the Securities Act of 1933. The mandatory conversion date will be extended for so long as the following events have occurred and are continuing:

  •
  the effectiveness of the registration statement lapses for 20 consecutive trading days (other than as a result of factors solely in control of the holders of the Series B Preferred Stock) and the shares of common stock into which the shares of Series B Preferred Stock are convertible cannot be sold pursuant to Rule 144(k);

  •
  the common stock is suspended from listing without subsequent listing on any one of, or is not listed on at least one of, the Nasdaq National Market, the Nasdaq SmallCap Market, the OTC Bulletin Board, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc. for five consecutive trading days;

  •
  we provide notice to the holders of Series B Preferred Stock that we will not or cannot comply with a proper conversion notice; or

  •
  we fail to comply with a proper conversion notice within 10 business days of receipt of that notice.

        If, however, on the mandatory conversion date, a holder is prohibited from converting all of its shares of Series B Preferred Stock as a result of the restrictions described below under "Conversion Restrictions," such shares of Series B Preferred Stock will not be converted, will remain outstanding and will not accrue any dividends.

Conversion Restrictions

        Unless we seek and obtain stockholder approval, the number of shares of common stock we may issue upon the conversion of the shares of Series B Preferred Stock (when aggregated with the number of shares of common stock issued as dividends on the Series B Preferred Stock and upon exercise of the warrants issued to the placement agent and its affiliates for the Series B Preferred Stock financing) is limited to 4,947,352 shares (representing 19.999% of our total outstanding common stock as of October 31, 2003 immediately prior to the issuance of the Series B Preferred Stock). In addition, no holder may convert shares of Series B Preferred Stock if conversion of those shares would result in the holder owning more than 4.99% of the common stock then outstanding or would result in the holder beneficially owning more than 9.999% of the common stock then outstanding, unless the holder waives this limitation at least 61 days prior to the proposed conversion.

Failure to Convert

        If for any reason upon an optional or mandatory conversion we cannot issue shares of common stock which have been registered for resale pursuant to an effective registration statement, then we will be obligated to issue as many shares of common stock as we are able to issue. If we do not have enough shares of common stock to cover the conversion of all outstanding shares of Series B Preferred Stock, then with respect to the unconverted shares of Series B Preferred Stock (other than unconverted Series B Preferred Stock resulting from the restrictions described above under "Conversion Restrictions"), the holder will have the right to (i) void its conversion notice, (ii) require us to redeem the unconverted shares of Series B Preferred Stock at a price per share equal to $6,250 plus liquidated damages and any accrued but unpaid dividends or (iii) require us to issue shares of common stock that have not been registered pursuant to the Securities Act. If the holder elects redemption, we may pay the redemption price either in cash or in shares of common stock based on the quotient of the redemption price divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq National Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which is initially $2.50, but may be adjusted as set forth above if certain events occur.

Redemption of Series B Preferred Stock

        The holders of Series B Preferred Stock are entitled to redeem their shares of Series B Preferred Stock immediately prior to the consolidation, merger or business combination of SatCon with another entity (other than pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of SatCon or a consolidation, merger or other business combination in which holders of SatCon's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities), the sale or transfer of more than 50% of SatCon's assets (other than inventory in the ordinary course of business) or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the outstanding common stock. In such an event, the redemption price per share will equal $6,250 plus any accrued but unpaid dividends and liquidated damages. We may pay the redemption price in either cash or shares of common stock based on the quotient of the redemption price divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq National Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which is initially $2.50, but may be adjusted as set forth above if certain events occur.

        In addition, the holders of Series B Preferred Stock are entitled to redeem their shares of Series B Preferred Stock if the following events occur:

  •
  the effectiveness of the registration statement lapses for 20 consecutive trading days (other than as a result of factors solely in control of the holders of the Series B Preferred Stock) and the shares of common stock into which the Series B Preferred Stock are convertible cannot be sold pursuant to Rule 144(k);

  •
  the common stock is suspended from listing without subsequent listing on any one of, or is not listed on at least one of, the Nasdaq National Market, the Nasdaq SmallCap Market, the OTC Bulletin Board, the New York Stock Exchange, Inc. or the American Stock Exchange, Inc. for five consecutive trading days;

  •
  we provide notice to the holders of Series B Preferred Stock that we will not or cannot comply with a conversion notice that was properly executed and delivered; or

  •
  we fail to comply with a proper conversion notice within 10 business days of receipt of that notice (other than as a result of the restrictions described above under "Conversion Restrictions").

        With respect to the events set forth in the first three bullet points above, the redemption price per share will equal $6,000 plus liquidated damages and any accrued but unpaid dividends. With respect to the event described in the fourth bullet point above, the redemption price per share will be the greater of (i) $6,000 plus liquidated damages and any accrued but unpaid dividends and (ii) the product of the number of shares of common stock issuable upon the relevant shares of Series B Preferred Stock multiplied by the highest closing price for the common stock during the period beginning on the date of first occurrence of the event and ending one day prior to the date of payment of the redemption price. If the effectiveness of the registration statement lapses, listing is suspended or the holders receive a notice that we will not or cannot comply with a conversion notice, we may choose to pay the redemption price in shares of common stock based on the quotient of the redemption price divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq National Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which is initially $2.50, but may be adjusted as set forth above if certain events occur. If we fail to respond to a conversion notice in a timely fashion, we must pay the redemption price in cash.

        Commencing October 31, 2006 (and so long as a registration statement covering the resale of the shares of common stock underlying the Series B Preferred Stock and related warrants is effective and none of the events listed in the four bullet points above has occurred and is continuing), we may redeem all or any portion of the outstanding Series B Preferred Stock upon five days prior written notice at a price per share of $7,500, plus liquidated damages and any accrued but unpaid dividends. However, if a holder has delivered a conversion notice to us within three trading days of receipt of our redemption notice for all or a portion of the shares of Series B Preferred Stock, such shares of Series B Preferred Shares which we have designated for redemption may be converted by the holder. In addition, if during the period between the date of our redemption notice and the redemption date a holder becomes entitled to redeem the Series B Preferred Stock as a result of a consolidation, merger or business combination of SatCon with another entity, the sale or transfer of more than 50% of our assets (other than inventory in the ordinary course of business) or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the common stock, the right of the holder with respect to the conversion will take precedence over our redemption notice. If a holder delivers a conversion notice but is prohibited from converting all of its shares of Series B Preferred Stock as a result of the restrictions described above under "Conversion Restrictions," such shares of Series B Preferred Stock will not be converted, will remain outstanding and will not accrue any dividends.

Exchange Feature of Series B Preferred Stock

        If, on or before the first anniversary of the effective date of the registration statement which registers the shares of common stock underlying the Series B Preferred Stock and related warrants, we make an offer or sale to, exchange with or other type of distribution to any third party of common stock or securities convertible, exercisable or exchangeable into common stock, including convertible debt securities, in a private transaction on terms more favorable than the terms of the Series B Preferred Stock, other than certain permitted transactions (as described below), the holders of Series B Preferred Stock will be entitled to exchange their shares of Series B Preferred Stock for the securities to be issued in that transaction. For purpose of the exchange, the shares of Series B Preferred Stock will be valued at their stated value, together with accrued but unpaid dividends. The holders of Series B Preferred Stock will receive any dividend payments at their option either (i) in cash or in the form of the new securities to be issued in the transaction at our option or (ii) in cash or in common stock at our option. If, however, any such exchange would, in the opinion of Nasdaq, require shareholder approval under the rules of Nasdaq, then the holders of Series B Preferred Stock may make such exchange only to the extent that shareholder approval would not be required under the rules of Nasdaq, unless we first seek and receive such shareholder approval prior to such transaction. Furthermore, if we consummate a subsequent financing transaction and receive gross proceeds of at least $5,000,000 at a price per share equal to or greater than the conversion price, which is initially $2.50 but may be adjusted as set forth above if certain events occur, the exchange right of the holders of the Series B Preferred Stock will terminate.

        This exchange right will not apply to certain issuances of securities by us, including issuances other than for cash in connection with a merger, acquisition, consolidation, sale or disposition of all or substantially all of our assets, issuances of securities in connection with strategic license agreements so long as such issuances are not for the purpose of raising capital, issuances of securities in connection with underwritten public offerings, issuances of common stock or the issuance or grants of options to purchase common stock pursuant to our stock option plans and employee stock purchase plans outstanding on October 31, 2003, or the issuance of common stock or the issuance or grants of options to purchase common stock pursuant to amendments to existing stock incentive or employee stock purchase plans or new stock option plans or employee stock purchase plans adopted after October 31, 2003 which are approved by our Board of Directors as long as such issuances in the aggregate do not exceed 1,700,000 shares of common stock.

        The underlying price of the common stock that may ultimately be issued as a result of the exchange of the Series B Preferred Stock is uncertain and will affect the number of shares of common stock that may ultimately be issued as a result of such exchange. Assuming that on September 1, 2004, (i) we sell shares of common stock on more favorable terms than the Series B Preferred Stock, (ii) dividends on the Series B Preferred Stock, at the rate of 6% of $5,000, have been unpaid and accruing on a semi-annual basis since May 1, 2004 such that the value of each share of Series B Preferred Stock plus accrued but unpaid dividends is $5,100 and (iii) we choose to pay the dividends in the form of common stock rather than cash, the holders of Series B Preferred Stock would be entitled to receive the following number of shares of common stock for each share of Series B Preferred Stock, varying depending upon the price pursuant to which one share of common stock is issued in the transaction:

Price per share of Common Stock	Number of shares of Common Stock per share of Series B Preferred Stock
$3.00	1,700
$2.50	2,040
$2.00	2,550
$1.50	3,400
$1.00	5,100
$0.50	10,200
$0.01	510,000

        As noted above, however, if any such exchange would, in the opinion of Nasdaq, require shareholder approval under the rules of Nasdaq, then the holders of Series B Preferred Stock may make such exchange only to the extent that shareholder approval would not be required under the rules of Nasdaq, unless we first seek and receive such shareholder approval prior to such transaction.

Right of First Refusal

        If, on or before April 30, 2004, we propose to make an offer or sale to, exchange with or other type of distribution to any third party of common stock or securities convertible, exercisable or exchangeable into common stock, including convertible debt securities, in a private transaction, other than certain permitted transactions, each purchaser of Series B Preferred Stock will have a right of first refusal to purchase securities proposed to be issued in the financing in an amount equal to up to 50% of such purchaser's investment in the Series B Preferred Stock.

        Each purchaser of Series B Convertible Preferred Stock also received warrants entitling the holder to purchase 800 shares of our common stock for each share of Preferred Stock purchased, such warrants to be exercisable at $3.32 per share. These warrants may be exercised during the period commencing on April 30, 2004 and ending on October 31, 2008. The exercise price may be adjusted in case of a merger or sale transaction involving the Company, the declaration of a dividend or stock split involving the Company's stock, the issuance of additional shares of the common stock of the Company or a reorganization or reclassification involving the company's common stock. All of the events that may cause an adjustment to the exercise price of these warrants are set forth in the form of warrant which was included as an exhibit to the Company's Form 8-K, as amended, dated October 31, 2003, which was initially filed on November 3, 2003.

Liquidated Damages for Failure to File and Maintain Registration Statement

        We have agreed with the holders of the Series B Preferred Stock that such stockholders will suffer damages if the registration statement of which this prospectus is a part is not declared effective by the Securities and Exchange Commission on or prior to February 28, 2004 and if its effectiveness is not thereafter maintained by us in an agreed upon manner. We and such stockholders have stipulated to an agreed upon amount of liquidated damages to be paid to such stockholders in connection with such a failure. The agreed liquidated damages will be up to 3% of the amount of the stockholders' initial investment for the first calendar month or portion thereof and 1.5% per calendar month thereafter until the failure is cured. Liquidated damages for the first calendar month must be paid in cash; however, the subsequent months of liquidated damages may be paid in cash or shares of common stock, at our option.

  Limitation of Liability of Officers and Directors Under Delaware Law

        In accordance with Delaware law, our certificate of incorporation eliminates in certain circumstances the liability of our directors for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director:

  •
  for a breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for a willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or

  •
  for transactions from which the director derived an improper personal benefit.

        In addition, our bylaws include provisions to indemnify our officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith, unlawfully or in the best interests of SatCon. With respect to matters as to which our officers and directors and others are determined to be liable for misconduct or negligence in the performance of their duties, our bylaws provide for indemnification only to the extent that we determine that such person acted in good faith and in a manner not opposed to the best interests of SatCon.

        However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling SatCon pursuant to Delaware state law, as well as the foregoing charter and bylaw provisions, we have been informed that in the opinion of the SEC, such indemnification as it relates to federal securities laws is against public policy, and therefore, unenforceable.

        Further, insofar as limitation of liabilities may be so permitted pursuant to Delaware state law, as well as the foregoing charter and bylaw provisions, such limitations of liabilities does not apply to any liabilities arising under federal securities laws.

  Dividend Policy

        We have never paid cash dividends on our common stock or preferred stock since our inception, and we have no intention of paying any cash dividends to our stockholders in the foreseeable future. We currently intend to retain earnings, if any, to fund the development and growth of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, the Amended and Restated Accounts Receivable Financing Agreement between Silicon Valley Bank and us, dated as of April 4, 2003, as amended, provides for certain limitations on the payment of dividends by us on our common stock. Also, certain terms of the principal transaction documents of our October 2003 financing restrict the payment of dividends by us on our common stock.

  Transfer Agent and Registrar

        The name and address of the transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038.

PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

  •
  in privately negotiated transactions; and

  •
  in options transactions.

        In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

        In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with those sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

        In order to comply with the securities laws of certain states, if applicable, the shares of common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have agreed to indemnify most of the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

        We have agreed with most of the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement and (ii) such time as all of the shares covered by this prospectus may be sold without volume restrictions pursuant to Rule 144 under the Securities Act.

LEGAL MATTERS

        Greenberg Traurig, LLP has opined as to the legality of the securities being offered by this registration statement.

EXPERTS

        The financial statements of SatCon Technology Corporation as of September 30, 2003 and 2002 and for each of the two years in the period ended September 30, 2003, incorporated by reference in this prospectus and elsewhere in the Registration Statement, have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

        The financial statements of SatCon Technology Corporation incorporated in this prospectus by reference to the financial statements for the year ended September 30, 2001, included in the Annual Report on Form 10-K for the year ended September 30, 2003, were audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. We have not obtained a reissued report from Arthur Andersen and have been unable to obtain, after reasonable efforts, Arthur Andersen's written consent to the inclusion of their reports in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a promulgated under the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of their reports in this prospectus, investors will not be able to recover against Arthur Andersen under Section 11 of the Securities Act of 1933. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to us) may be limited as a result of the diminished amount of assets of Arthur Andersen that are or may in the future be available to satisfy claims.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

        This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

        We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

  (1)
  Our Annual Report on Form 10-K for the fiscal year ended September 30, 2003,

  (2)
  Our Current Report on Form 8-K dated October 2, 2003,

  (3)
  Our Current Report on Form 8-K dated October 31, 2003,

  (4)
  Our Current Report on Form 8-K/A, Amendment No. 1 to Current Report, dated October 31, 2003,

  (5)
  All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement, and

  (6)
  The description of our common stock contained in our Registration Statement on Form 8-A filed on November 6, 1992, including any amendments or reports filed for the purpose of updating that description.

        You may request a copy of these documents, which will be provided to you at no cost, by contacting:

SatCon Technology Corporation
161 First Street
Cambridge, MA 02142-1221
Attn: Investor Relations Department
(617) 661-0540

        You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by SatCon (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee—Securities and Exchange Commission	$1,237
Placement agent's fees	$539,850
Legal fees and expenses	$150,000
Accounting fees and expenses	$25,000
Miscellaneous expenses	$33,913
Total Expenses	$750,000

Item 15 Indemnification of Directors and Officers

        Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. SatCon has included such a provision in its Certificate of Incorporation. This provision reads as follows:

            "To the maximum extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware, a director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit."

        Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court like determines that such indemnification is proper under the circumstances. SatCon's Bylaws include the following provision:

            "Reference is made to Section 145 and any other relevant provisions of the General Corporation Law of the State of Delaware. Particular reference is made to the class of persons, hereinafter called "Indemnitees", who may be indemnified by a

    Delaware corporation pursuant to the provisions of such Section 145, namely, any person, or the heirs, executors, or administrators of such person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. The Corporation shall, and is hereby obligated to, indemnify the Indemnitees, and each of them, in each and every situation where the Corporation is obligated to make such indemnification pursuant to the aforesaid statutory provisions. The Corporation shall indemnify the Indemnitees, and each of them, in each and every situation where, under the aforesaid statutory provisions, the Corporation is not obligated, but is nevertheless permitted or empowered, to make such indemnification, it being understood that, before making such indemnification with respect to any situation covered under this sentence, (i) the Corporation shall promptly make or cause to be made, by any of the methods referred to in Subsection (d) of such Section 145, a determination as to whether each Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful, and (ii) that no such indemnification shall be made unless it is determined that such Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful."

        SatCon has purchased directors' and officers' liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16. Exhibits.

        The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Registration Statement on Form S-3.

Item 17. Undertakings.

        Item 512(a) of Regulation S-K.    The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included is a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

        (2)   That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Item 512(b) of Regulation S-K.    The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Item 512(h) of Regulation S-K.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this 23rd day of December, 2003.

Satcon Technology Corporation
By:	/s/ DAVID B. EISENHAURE David B. Eisenhaure President, Chief Executive Officer and Chairman of the Board

        We, the undersigned officers and directors of SatCon Technology Corporation, hereby severally constitute and appoint David B. Eisenhaure, Michael C. Turmelle and Ralph M. Norwood and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable SatCon Technology Corporation to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DAVID B. EISENHAURE David B. Eisenhaure	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	December 23, 2003
/s/ RALPH M. NORWOOD Ralph M. Norwood	Vice President of Finance, Chief Financial Officer and Treasurer (Principal Financial Officer)	December 23, 2003
/s/ JOHN J. MCCABE John J. McCabe	Controller and Chief Accounting Officer (Principal Accounting Officer)	December 23, 2003
/s/ MICHAEL C. TURMELLE Michael C. Turmelle	Vice President, Chief Operating Officer and Director	December 23, 2003
/s/ JAMES L. KIRTLEY, JR. James L. Kirtley, Jr.	Vice President, Chief Scientist and Director	December 23, 2003
/s/ MARSHALL J. ARMSTRONG Marshall J. Armstrong	Director	December 23, 2003
/s/ ALAN P. GOLDBERG Alan P. Goldberg	Director	December 23, 2003
/s/ ANTHONY J. VILLIOTTI Anthony J. Villiotti	Director	December 23, 2003
/s/ GERALD L. WILSON Gerald L. Wilson	Director	December 23, 2003

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
3.1	Certificate of Incorporation of the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 33-49286).
3.2
Certificate of Amendment of Certificate of Incorporation of the Registrant, as filed with the Secretary of State of the State of Delaware on May 12, 1997, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 1997 (File No. 1-11512).
3.3
Certificate of Amendment of Certificate of Incorporation of the Registrant, as filed with the Secretary of State of the State of Delaware on March 17, 1999, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated August 25, 1999 (File No. 1-11512).
3.4
Certificate of Amendment of Certificate of Incorporation of the Registrant, as filed with the Secretary of State of the State of Delaware on March 15, 2000, is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2000 (File No. 1-11512).
3.5
Certificate of Amendment of Certificate of Incorporation of the Registrant, as filed with the Secretary of State of the State of Delaware on May 4, 2001, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2001 (File No. 1-11512).
3.6
Certificate of Designation of the Relative Rights and Preferences of the Series B Convertible Preferred Stock of the Registrant, dated as of October 31, 2003, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K, as amended, dated October 31, 2003 (File No. 1-11512).
5.1	Opinion of Greenberg Traurig LLP, counsel to the Registrant.
10.1
Series B Convertible Preferred Stock Purchase Agreement, dated as of October 31, 2003, by and among the Registrant and the purchasers set forth on Exhibit A thereto is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K, as amended, dated October 31, 2003 (File No. 1-11512).
10.2
Registration Rights Agreement, dated as of October 31, 2003, by and among the Registrant and the purchasers set forth on Schedule I thereto is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K, as amended, dated October 31, 2003 (File No. 1-11512).
10.3
Form of Warrant to purchase shares of Common Stock of the Registrant issued on October 31, 2003 in connection with the sale of the Series B Convertible Preferred Stock thereto is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K, as amended, dated October 31, 2003 (File No. 1-11512).
23.1	Consent of Greenberg Traurig LLP (included in Exhibit 5.1).
23.2	Consent of Grant Thornton LLP.
23.3	Notice Regarding Consent of Arthur Andersen LLP.